EXHIBIT 99.01

Versant Contact:
Jerry Wong
Chief Financial Officer
Versant Corporation
1-800-VERSANT
650-232-2400

Versant Announces Quarterly Net Loss of $0.5 Million
Revenues of $3.5 million for Q2 2011

Redwood City, California, May 26, 2011 - Versant Corporation (NASDAQ:VSNT), an industry leader in specialized data management software, today announced its financial results for its second quarter ended April 30, 2011.

Versant reported revenues of $3.5 million for the quarter, which approximates the revenues previously reported for the same quarter of the last fiscal year. Two customers accounted for 29% of total revenues in the quarter, and the same two customers also accounted for 29% of total revenues in the quarter ended April 30, 2010.
Net loss was $0.5 million and diluted net loss per share was $0.17 for the second quarter ended April 30, 2011, compared to net income of $0.1 million and diluted net income per share of $0.03 for the quarter ended April 30, 2010. General and administrative expenses for the quarter increased $0.5 million compared to the quarter ended April 30, 2010, primarily as a result of amounts related to the separation agreement with the Company's former CEO and President. Versant continued to invest in increased sales and marketing efforts during the quarter.
Under the Company's current stock repurchase program, Versant is authorized to expend up to $5.0 million to repurchase outstanding common stock. During the quarter ended April 30, 2011, Versant acquired approximately 38,000 shares through open market purchases at an average price of $13.04 per share, leaving a balance of approximately $4.1 million available for future repurchases of common stock under this program until its currently anticipated expiration on October 31, 2011. The Company also acquired 62,545 shares at a price of $13.50 per share through a private transaction with its former CEO, as announced in a prior Form 8-K filing.
Bernhard Woebker, Versant Corporation's CEO, stated “Historically, a substantial portion of the Company's license revenues in each fiscal quarter has been concentrated in a relatively small number of transactions. Although the current quarter's revenues were disappointing, we are diligently pursuing a number of license opportunities which had been expected to close in the second fiscal quarter but which remain promising. Despite the weaker revenue in this quarter, Versant would have approached break even from its operations except for the nonrecurring charges related to the separation of our former CEO and President. The Company continues to expect to meet its original annual revenue and net income guidance for the fiscal year ending October 31, 2011 provided previously.”

About Versant Corporation
Versant Corporation (NASDAQ: VSNT) is an industry leader in specialized data management software, which helps companies to handle complex information in environments that have high performance and high availability requirements. Using the Versant Object Database, customers cut hardware costs, speed and simplify development, significantly reduce administration costs, and deliver products with a strong competitive edge. Versant's solutions are deployed in a wide array of industries, including telecommunications, financial services, transportation, manufacturing, and defense. With over 150,000 installations, Versant has been a highly reliable partner for over 15 years for Global 2000 companies such as Ericsson, Verizon, Siemens, and Financial Times, as well as the US Government.  For more information, call 650-232-2400 or visit www.versant.com.

Forward Looking Statements Involve Risks and Uncertainties
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and is subject to the safe harbor created by those sections. These forward-looking statements include the statement in this press release regarding the Company's currently anticipated October 31, 2011 expiration date for its existing stock repurchase program (which can be earlier terminated) as well as statements regarding the Company's efforts to pursue certain potential license opportunities and confirmation of previously provided guidance regarding the Company's forecast revenue and net income for its fiscal year ending October 31, 2011. Forward-looking statements are based on our assessment of current trends in our business, as well as the general economic environment in fiscal 2011, and may prove to be incorrect. Investors are cautioned that any such forward-looking statements are not guarantees of Versant's future performance or other matters and involve very significant risks and uncertainties.

There are many important factors and risks that could cause our actual results or events to differ materially from those anticipated in the forward-looking statements. The forward-looking statements contained in this press release are made only as of the date of this press release, and the Company assumes no obligation to publicly update any forward-looking statement. Investors are cautioned not to place undue reliance on forward-looking statements. Information concerning factors that could adversely affect our business and results can be found in the Company's filings with the Securities and Exchange Commission, including without limitation the Company's most recent Annual Report on Form 10-K for the year ending October 31, 2010, its reports on Form 10-Q and its reports on Form 8-K.
Versant is a registered trademark or trademark of Versant Corporation in the United States.

Conference Call Information
Versant will host a teleconference today to discuss the above after markets close. The details for the call are as follows:

Date: Thursday, May 26, 2011
Time: 1:30 PM Pacific (4:30 PM Eastern)
Dial-in number US: 1-877-941-4774
International: 1-480-629-9760
Conference ID: 4442388
Internet Simulcast*: http://viavid.net/dce.aspx?sid=000086EA
*Windows Media Player needed for simulcast. Simulcast is voice only.
Dial in 5-10 minutes prior to the start time. An operator will request your name and organization and ask you to wait until the call begins. If you have any difficulty connecting, please call Versant Corporation at (650) 232-2416.

A replay of the conference call will be available until June 2, 2011.
Replay number US: 1-877-870-5176
International Replay number: 1-858-384-5517
Replay Pass Code**: 4442388
** Enter the playback pass code to access the replay

VERSANT CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except for share amounts)
(unaudited)

	April 30, 2011	October 31, 2010
ASSETS
Current assets:
Cash and cash equivalents	$25,071	$24,911
Trade accounts receivable, net	2,329	3,186
Deferred income taxes	941	884
Other current assets	617	388
Total current assets	28,958	29,369

Property and equipment, net	1,030	634
Goodwill	8,589	8,589
Intangible assets, net	360	499
Other assets	38	38
Total assets	$38,975	$39,129

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$317	$164
Accrued liabilities	1,733	1,294
Deferred revenues	3,363	3,022
Total current liabilities	5,413	4,480

Deferred revenues	21	66
Other long-term liabilities	137	139
Total liabilities	5,571	4,685
Commitments and contingencies

Stockholders' equity:
Common stock, no par value, 7,500,000 shares authorized,
3,092,940 issued and outstanding at April 30, 2011,
and 3,213,122 shares issued and outstanding at October 31, 2010	91,532	92,654
Accumulated other comprehensive income, net	201	43
Accumulated deficit	(58,329)	(58,253)
Total stockholders' equity	33,404	34,444
Total liabilities and stockholders' equity	$38,975	$39,129

VERSANT CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)
(unaudited)

	Three Months Ended		Six Months Ended
	April 30, 2011	April 30, 2010	April 30, 2011	April 30, 2010
Revenues:
License	$1,818	$1,694	$4,413	$4,154
Maintenance	1,656	1,793	3,575	3,777
Professional services	38	28	100	40
Total Revenues	3,512	3,515	8,088	7,971

Cost of revenues:
License	64	75	132	156
Amortization of intangible assets	65	77	138	154
Maintenance	354	366	727	756
Professional services	22	21	42	31
Total cost of revenues	505	539	1,039	1,097

Gross profit	3,007	2,976	7,049	6,874

Operating expenses:
Sales and marketing	1,320	1,135	2,820	2,321
Research and development	980	944	1,912	1,988
General and administrative	1,262	751	2,307	1,675
Restructuring	—	(4)	—	39
Total operating expenses	3,562	2,826	7,039	6,023

Income (loss) from operations	(555)	150	10	851
Interest and other income (expense), net	(57)	82	(47)	92
Income (loss) before income taxes	(612)	232	(37)	943
Income tax benefit (expense)	75	(134)	(39)	(340)

Net income (loss)	$(537)	$98	$(76)	$603

Net income (loss) per share:
Basic	$(0.17)	$0.03	$(0.02)	$0.17
Diluted	$(0.17)	$0.03	$(0.02)	$0.17

Shares used in per share calculation:
Basic	3,144	3,493	3,174	3,515
Diluted	3,144	3,535	3,174	3,555